UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 30, 2021

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 30, 2021	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

orange™



Enterprise briefing with focus on

Orange Business Services & Orange Cyberdefense

Q2 2021 Enterprise

IT&IS drives top line growth and quasi stability for EBITDAaL

in €m	Q2 21	yoy cb	H1 21	yoy cb
Revenues	**1,932**	**+2.3%**	**3,840**	**+1.3%**
Fixed only services	916	-5.3%	1,834	-4.5%
IT & integration services	796	+10.8%	1,565	+8.6%
Mobile	220	+8.7%	440	+3.4%
EBITDAaL			**484**	**-0.5%**
eCAPEX			**157**	**-8.0%**

Revenue evolution



-3.3%
-1.7%
-1.2%
+0.4%
+2.3%
Q2 20
Q3 20
Q4 20
Q1 21
Q2 21
Total
fixed only
mobile
IT&IS

Double digit growth



Cybersecurity
Cloud
Digital & Data

+14% yoy in H1 21

+9.8% yoy in H1 21

+10% yoy in H1 21

IT&IS share in total OBS revenues



+2.7 pts
38.1%
40.8%
H1 20 cb
H1 21

Enterprise briefing with focus on

Orange Business Services & Orange Cyberdefense



Agenda

A OBS is positioned in a market with high-growth opportunities

B OBS is a unique network-native digital services company...

C ... Leveraging differentiated assets and recognized as a leader in strategic market segments

D ... with a solid value strategy and on track to achieve scale as a digital services company

E Focus on Orange Cyberdefense, a European leader

F Financial figures and outlook

Sizeable $930B market with attractive growth opportunities

CAGR [20-25] WORLDWIDE


CONNECTIVITY SERVICES
DIGITAL SERVICES
~€365B
2020 Market size
+10%
+5%
0%
-5%
SD-WAN
Cloud-based Comm. & Collab.
IP voice
WAN (incl. Fiber)
Mobile Voice & Data[1]
Contact centers, Tel. & collab.
PSTN Voice
Integration Services
~€85B
2020 Market size
IoT
Cloud services
Cybersecurity
Digital & Data
~€480B
2020 Market size
Telecom
Integration Services
Digital

Note: (1) Excluding mobile devices
Source: Gartner Forecast reports 1Q21, IDC Worldwide Internet of Things Spending Guide - Forecast 2020, Technology Global Cloud Market - March 2021

Orange is one of few players present across all segments

CONNECTIVITY SERVICES — **DIGITAL** SERVICES

Telecom	IoT	Cybersecurity	Cloud	Digital & Data

Major Telecom operators with global reach
orange · AT&T · verizon · NTT

Telecom centric operators »
bouygues · 3

« **System Integrators**
IBM · accenture · Capgemini · Atos · axians · tcs TATA CONSULTANCY SERVICES

Network equipment suppliers »
NOKIA · HUAWEI · cisco · juniper · Hewlett Packard Enterprise

« **Hyper-scalers**
Google · Microsoft · aws · Alibaba.com

Cyber specialists
Secureworks · paloalto

5 major trends will shape the customers needs

New Digital



- Digital workspace
- Hyper-connectivity (Fiber & 5G)
- Business agility with cloud-native and data
- User Experience
- Smart Industries (IT-OT)

Telecom Cloudification


MMS

- Cloud-based collaboration
- Software Defined networks acceleration
- As-a-Service model

Trust Society



- Fragmented geo-political ecosystems
- Trusted open ecosystems
- Trusted data & infrastructure (sovereignty)
- E2E Cybersecurity

Green Imperative



- Social scrutiny
- Regulation
- Digital as a driver for green transformation

Talent Scarcity



- Leverage of global talent pools
- Rare niche expertise
- From hardware to software skills

Clients are transforming and demanding integrated value propositions

Agenda

A OBS is positioned on a market with high-growth opportunities

B **OBS is a unique network-native digital services company...**

C ... Leveraging differentiated assets and recognized as a leader in strategic market segments

D ... with a solid value strategy and on track to achieve scale as a digital services company

E Focus on Orange Cyberdefense, a European leader

F Financial figures and outlook

orange

Orange Business Services

A €7.8B European leader with global presence…

92 Countries

Global vision, local care

8 Major Service Centers located on all continents available 24/7

40k+ Clients, with ~100 clients >€10M revenue

28.5k Employees
50% in France
50% International

…and significant digital business

41% of OBS 2020 revenue from Digital, Integration Services and New Connectivity Services in OBS mix



Digital* & Integration Services
* Cybersecurity, Cloud, Digital & Data, IoT
39%
€7.8 bn
34%
Connectivity & other
11%
Mobile
16%
Voice & Unified Comms
Including New Connectivity Services** ~1-2%

9,000+ digital experts

43%	25%	24%	7%
AI, Data and Digital experts & consultants	Cloud experts	Cyber experts	IoT experts

** New Connectivity Services includes SD-WAN/SASE, IoT connectivity, New mobile services (e.g. private networks, mobile business applications)

85% of portfolio ready for transformative growth

		Legacy	Transforming	Growth
Business Segments	Digital	-	-	Cyberdefense, Cloud services (incl. Edge orchestration), Digital & Data, IoT
	Integration Services	-	-	E.g.: Consulting, Multi-sourcing Service Integration, integ. of Cloud-based solutions
	Voice & Unified Comms	PSTN Voice, Contact center traffic, Tel. & Collab	IP Voice	-
	Mobile	-	Voice & Data (incl. 5G), Roaming	New mobile services (incl. 5G use cases, private networks, mobile business apps)
	Connectivity & other	Legacy access (leased lines), Broadcast	WAN (incl. Fiber)	SD-WAN/SASE
% of revenue		15%	44%	41%
Revenue growth[1]		↓	→	↑
Gross margin[2]		>50%	40-50%	~ 20%
Gross margin trend[3]		→	→	↑
Capital intensity				
		MANAGED FOR VALUE		MANAGED FOR GROWTH

Notes: (1) 18-20 revenue trend;
(2) 2020 gross margin;
(3) 18-20 gross margin trend

OBS portfolio is rebalancing towards 'Growth' segment[1]

2006

Network-related services

- Services related first to connectivity, hosting, security and apps

Share of "Growth" Segment[1] in OBS revenue (growth revenue YoY): **14%**

2015

Trusted player in digital transformation

- Acquisition of Atheos and Lexsi
- Cyberdefense, Cloud and Application business units

Share of "Growth" Segment[1]: **29%**

2018

Network-native digital services company

- Acquisition of Enovacom, Business & Decision, Basefarm, SecureData, SecureLink
- Creation of Smart Mobility Services business unit (Mobile + IoT)

Share of "Growth" Segment[1]: **32%**

2020

Share of "Growth" Segment[1]: **41%**

orange

Note: (1) "Growth" segment includes Digital, Integration Services and New Connectivity Services

Agenda

A OBS is positioned on a market with high-growth opportunities

B OBS is a unique network-native digital services company...

C **... Leveraging differentiated assets and recognized as a leader in strategic market segments**

D ... with a solid value strategy and on track to achieve scale as a digital services company

E Focus on Orange Cyberdefense, a European leader

F Financial figures and outlook

OBS is a network-native digital services company

Creating positive impact



CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION

Supporting digital transformation of clients across all global digital ecosystems



Digital Workspace
Augmented Customer Experience
Smart Industries
Analytics & AI transformation
Secured digital infrastructure transformation
Cloud
Security
Networks

OBS builds on a set of strong differentiators

Global Network

One of the few operators with true global software defined network assets and a presence in all digital ecosystems

270 PoP* o/w. 40 SDN PoP in '21 and 100 by '24

Broad & Focused Commercial Coverage

Global commercial coverage and unique commercial capillarity in France

2,500 Sales & presales & consultants

Global & Industrialized Delivery

Global vision, local care

Offshore MSCs and automation capabilities combined with local delivery presence

30% of delivery staff located offshore

Recognized Expertise

Gartner — Leader of Magic Quadrant for Global Network Services

ISG — Leadership position in Cybersecurity in Europe

FORRESTER — #1 in EU for offering & market presence in private cloud

Leader — In multiple rankings across Telecom/Digital

Trusted Global Partner

Trusted global player with EU passport

Strong customer advocacy in 2020:

50 NPS global MNC (+8 pts vs. '19)

First Sovereign cloud outside the US

BLEU

Partnership Ecosystem

Focused partnership with hyper-scalers/ equipment vendors and downstream with industrial players (e.g. Siemens)

Selected investment in promising start-ups with a technology advantage

Orange Ventures

11 Strategic partners

50+ partners

Note: (1) Points of Presence of global network

Case study | Industrial global client

Cross-selling new services to capture transformative growth

Client revenue profile
(Base 100 in 2017)



100
-40
+30
+15
+10
+5
120
2017
MPLS
MSI/ SD-WAN
Cloud
Cyberdefense
IoT
2020
Transition to New Connectivity Services
Connectivity
Mobile
Voice & Unified Comms
Cloud
Cyberdefense
IoT

Combining Telco & Digital enables value creation opportunities

Thanks to unified go-to-market and end-to-end orchestration



Connectivity & Unified Comms partner
(WAN / MPLS, Mobile, Unified Comms)
Preferred partner for next gen connectivity
(SD-WAN transition & MSI)
Trusted partner for digital transformation
(Cloud, Cyberdefense, IoT / Industry 4.0)

Partners & Client testimonials - Video

Sony
Schneider
Microsoft

Agenda

A OBS is positioned on a market with high-growth opportunities

B OBS is a unique network-native digital services company...

C ... Leveraging differentiated assets and recognized as a leader in strategic market segments

D **... with a solid value strategy and on track to achieve scale as a digital services company**

E Focus on Orange Cyberdefense, a European leader

F Financial figures and outlook

orange

OBS has a clear strategy to achieve its ambition relying on 3 pillars

01
Transform & Leverage
OBS core Telecom business

02
Accelerate
In digital growth segment

03
Improve
OBS profitability


CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION
Operating model & efficiency

Transform & Leverage OBS Core Telecom Business

In a context of technological disruption

Transform core infrastructure



- Transition PSTN voice to IP voice
- Continue successful transition to fiber
- Scale next generation softwarized international network

Accelerate on New Connectivity Services



- SD-WAN / SASE: Transform migrating clients and grow with a focused MNC approach
- SD-LAN services at corporate Edge
- Unified Communications: Launch new solutions and partner with collaboration players on voice

Prepare & Monetize 5G


5G

- Leverage accelerated 5G deployment
- Develop in Smart Industries / Industry 4.0 (incl. partnerships)

Pricing Power on mobile connectivity | Fixed Wireless Access | IoT use cases | Private campus and indoor coverage

Zoom on Core Infrastructure transformation

A next generation global network supporting our new connectivity services

01
Transform & Leverage

Next Gen Hubs accelerate value creation with a cloud platform opened to partners



OBS Virtualized Network & Security Services
Partners Virtualized Services
OBS Telco Cloud Infrastructure
Orange
Point Of Presence
Orange
SDN International Backbone



Seattle
New York City
Atlanta
San Jose
Ashburn
Miami
Dallas
Santiago de Chile
Sao Paulo
London
Stockholm
Moscow
Amsterdam
Paris
Frankfurt
Lagos
Johannesburg
Dubai
Mumbai
Bahrain
Shanghai
Tokyo
Hong Kong
Singapore
Melbourne
Sydney

Next Gen Hubs

- 550 SDWAN gateways
- 75 Security VNF

Pop's Roll-out

- 2020 : 25
- 2021 : 40
- 2024 : 100

Accelerate

In Digital growth segment

Grow OBS expertise and partners ecosystem on priority domains

Leverage OBS network capability to cross-sell new digital services

Build on OBS consulting and integration capabilities to become the digital transformation partner across all digital ecosystems


CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION


CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION


CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION

Zoom on Cloud

The trusted partner for multi-cloud migration and services

02
Accelerate

A European Tier 1 multi-cloud services provider

€475M revenue in FY2020

52% from international businesses

Revenue Growth
10% H1 '21 vs. H1 '20

+2,400 Cloud experts

With distinctive value proposition

- Trusted global network reach
- Cloud & digital sovereignty
- Cybersecurity
- Data intelligence services bundling
- Delivering balanced approach to trust & innovation

...and unique portfolio and partner ecosystem

OBS public cloud (Flexible Engine)
OBS private cloud

aws
Azure

Global strategic partnerships with hyper-scalers for multi-cloud

BLEU
BEYOND THE CLOUD

Capgemini & Orange partnership to create an **independent cloud platform** meeting French State's "Cloud de Confiance" label

Zoom on Digital & Data

Our data competence leveraging AI and digital capabilities

A key player in AI & Data Analytics

€370M+
revenue in FY2020

Revenue Growth
10%
H1 '21 vs. H1 '20

+3,900
AI, Data & Digital experts across the globe

Differentiated Digital & Data services leveraging the complete OBS portfolio and key technological enablers

Digital solutions	**Employee experience**		**Customer experience**	**IT transformation**		**Digital innovation**
Data solutions	Data Governance		Data Science/ IA	Data Intelligence		Big Data
Enablers	Blockchain	AR/ VR	Design Thinking	Cloud Native Apps	Dev-ops	Open Data

agdatahub · MAERSK · amcor · enel

OBS portfolio: Connectivity · Cloud · Cyberdefense

In line with already announced B2B M&A strategy, we will pursue focused acquisitions to accelerate business remix

Acquisition goals

1. Reach critical scale in digital services
2. Reinforce OBS expertise in priority domains

Selected expertise areas to grow into


Cloud
Digital
Cyber-Security*
Industry 4.0**

*Orange Cyberdefense
**IT + OT

Improve OBS profitability


Cloud
Analytics & AI
Trusted data
Network

Drive Digital & Integration Services performance

- Targeting market standard profitability
- Operational excellence through IT/ IS KPIs monitoring
- Increase of share of offshore and further automation of delivery

Scale Telecom/ Digital synergies

- Integrated go-to-market and cross-sell
- Cross telco/digital partnerships
- Cross telco/digital value propositions (e.g. digital workspace, Industry 4.0)
- Integrated run delivery

Maintain overall cost & cash control

- Scale-up program with Orange group
- Shared service centers for support functions
- Real estate optimization
- Capex reduction in line with portfolio remix

Agenda

A OBS is positioned on a market with high-growth opportunities

B OBS is a unique network-native digital services company...

C ... Leveraging differentiated assets and recognized as a leader in strategic market segments

D ... with a solid value strategy and on track to achieve scale as a digital services company

E **Focus on Orange Cyberdefense, a European leader**

F Financial figures and outlook



Our purpose:

Build a safer digital society…

…within a complex threat landscape

Significant breaches reported



18
16
14
12
10
8
6
4
2
0
6
8
2
7
4
5
2
13
6
1
11
10
6
10
15
15
8
16
oct.-19
janv.-20
avr.-20
juil.-20
oct.-20
janv.-21

cybersecurity is the 4th biggest short-term risk	average cost of remediation after a successful ransomware attack ~1 USD million	+255% increase in ransomware attacks in France (2019/2020)
[source : World Economic Forum]	[source : World Economic Forum]	

GLOBAL CYBER SECURITY MARKET boosted by a perennial strong service demand…


€100
Billion
2018
€113
Billion
2019
CAGR
>8%
GROWTH
DRIVERS
Increase in value of digital services >> attracts more cyberattacks
Companies increasingly relying on managed services due to skills shortage
Amplification & sophistication of cyberattacks
Stricter regulatory framework
Diversification of IT landscape (OT, Cloud, Edge…) introduces complexity & risks
€181
Billion
2025
HW / SW
Services

Source : Gartner (June 2021)

… in a very fragmented market, Orange Cyberdefense increased Managed Security Services by 37.4% CAGR


2018-2020
MSS revenue
CAGR (%)
55%
50%
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Capgemini
Accenture
OCD
Lumen
2020 revenue
Atos
Trustwave
HCL Technologies
DXC Technology
T-Systems
AT&T
IBM
Fujitsu
NTT
Optiv
OCD in 2018
BT Group
Wipro
Secureworks
Verizon Business
Unisys
0.0%
0.5%
1.0%
1.5%
2.0%
2.5%
3.0%
3.5%
4.0%
4.5%
5.0%
2020
MSS
market
share (%)

Source Gartner

Orange Cyberdefense at a glance

We are Europe's leading go-to security services provider, supporting businesses globally

Over 2,500 multi-skilled cybersecurity experts

+8,000 customers worldwide, best in class in all verticals

- **Forrester Wave: European Managed Security Services Providers**


Challengers
Contenders
Strong performers
Leaders
Stronger current offering
Weaker current offering
Weaker Strategy
Stronger Strategy
Market presence
IBM
accenture
Deloitte
Secureworks
Orange Cyberdefense
wipro
Atos
TATA
TATA CONSULTANCY SERVICES
Capgemini
BT
Eleven Paths
NTT
DXC

Listed vendor

Managed Detection and Response & Managed Security Services

Gartner

Very Strong

Global Managed Security Services

GlobalData.

European leader with global footprint, local expertise and unique capabilities to build trust


Norway
Netherlands
Sweden
Poland
Canada
Belgium
Denmark
Russia
Germany
UK
USA
France
China
Egypt
Morocco
India
Malaysia
Singapore
Mauritius
South Africa

Key highlights

- +25 years track record in information security
- Ability to successfully integrate acquisitions: 3 in 5 years
- A unique threat intelligence database linked to our operator status
- Recognized expertise by Governments, EU & partners
- 45K rogue sites blocked per year
- Full operational footprint in 8 European countries
- Sales and services support in 92 countries

18 SOCs spread throughout the world monitor and respond to events 24/7/365

11 CyberSOCs that bring together the best expertise in threat analysis 24/7/365

4 CERTs operate continuously

4 scrubbing centers to mitigate DDoS attacks

250 experts dedicated to threat intelligence

Proprietary tools

Certification by ANSSI

Fulfilling growing end-to-end customer needs across the whole cyber-value chain


Respond
Anticipate
Identify
Protect
Detect

Anticipate	**Threat intelligence** • Monitor, hunt and investigate emerging threats, fraud and data leaks
Identify	**Consulting & Audit** • Prepare your security strategy and ensure it is working
Protect	**Infrastructure, access & data security** • Defend and monitor your critical assets and data against cyber threats
Detect	**Advanced threat detection** • Analyse security events and detect breaches
Respond	**Crisis management and remediation** • Qualify, contain and remediate attacks ensuring business continuity

Sources of P&L growth

Advisory Consulting	Integration	Managed Security Services	Equipment Reselling
Anticipate, Identify, Respond	Protect, Detect	Anticipate, Protect, Detect, Respond	Protect, Detect

Use Case: an approach to enhance cybersecurity


Respond
Anticipate
Cosmetics giant
Identify
Detect
Protect

Anticipate	• World Watch service (Security Outreach and News analysis review) • Cybercrime monitoring
Identify	• Security strategy definition • Vulnerability management
Protect	• Security solutions resell & deployment • Endpoint protection • DDOS protection
Detect	• CyberSOC 24/7 • Email Phishing Detection • Active directory monitoring
Respond	• Incident Response in France/MEA/US/ASIA

Revenues break-down

Advisory Consulting	Integration	Managed Security Services	Equipment Reselling
10%	15%	40%	35%

Focusing on our organic growth pillars…

	Embedded in OBS		Pure player — Best of breed for all segments and verticals	
Growth pillars	Natively secure the connectivity, cloud, mobile and UCC offers	Additional specialized Cloud and OT/ Industrial security	Continue push in mid-market	Grow in Advanced managed services
Focus ahead	Secure Access Service Edge Enable sovereignty	Secure the transition to the cloud Accelerate in cloud native offers Secure the Industry 4.0	Address every type of enterprise	Invest in Threat intelligence Extend the detection, accelerate the response Intensify the use of AI/ Automation

… while seizing all opportunities to strengthen our leadership position

Increasing options for inorganic growth that are value accretive while keeping synergies with Orange Business Services

- Enforce brand visibility to attract talents & customers
- Increase OCD's strategic manoeuvrability & focus through a **carve-out**
- Reinforce Leadership through M&A

Getting ready to accelerate growth

While leveraging synergies with OBS

- Joint approach with our partners
- Full consistency on technological engineering
- Leverage Sales channels with OBS
- Common Operational procedures

Videos + use case ?

Orange Cyberdefense Financial KPIs and Ambition

Key Indicators

€ 768 M
Revenue 2020

+14%
Growth H1 2021


43%
57%
Services
Equipment

Revenue CAGR 2021 to 2025 (Organic)
Outpace market

Rationale

1. Leading position allows OCD to **outpace market growth**
2. Drive transition towards **Managed Security Services (MSS)**
3. Equipment reselling and **integration** remains a core activity
4. Capitalize on **OBS customer relationships and strengths**
5. Drive growth in SME segment with **targeted offerings**
6. **Expand EBITDAaL margin** by change in revenue mix towards MSS, operational synergies and digital transformation

Agenda

A OBS is positioned on a market with high-growth opportunities

B OBS is a unique network-native digital services company...

C ... Leveraging differentiated assets and recognized as a leader in strategic market segments

D ... with a solid value strategy and on track to achieve scale as a digital services company

E Focus on Orange Cyberdefense, a European leader

F Financial figures and outlook

orange



Key financials

Revenue	Gross Margin	EBITDAaL	EBIT	eCAPEX
€7.8B	35.8%	€1.0B	€0.6B	~€339M
€3.8B in H1 2021	36.5% in H1 2021	€0.48B in H1 2021	€0.3B in H1 2021	€157M in H1 2021

FY 2020

OBS mid-term financial ambition

Key target

REVENUE

~2%

CAGR for 2022 and 2023

Legacy: ⊖ single digit

Transforming: ⊕ single digit

Growth: ⊕⊕ high single digit

EBITDAaL

Back to growth in 2022
Growth accelerating in 2023

Rationale

Legacy: Manage progressive decrease of activities while maximizing cashflow generation

Transforming: Manage transformation and new customers to secure new revenues

Growth: Scale Digital, Integration services and New Connectivity Services to reach more than **55% of revenues in 2025** (vs. 41% in 2020)

Drive **Digital and Integration Services** performance

Scale **Telecom/Digital synergies**

Maintain overall **cost and cash control**

OBS ESG commitments by 2025

Improve carbon footprint

30%
Decrease in greenhouse gas emissions (compared to 2015)

50%
Renewable energy in OBS energy mix

30%
Of mobile phones sold will be collected for reuse or recycling

Invest in people and skills

94%
of people very proud or proud to work for OBS globally

Diverse OBS
management team with > 40% females

top EMPLOYER GLOBAL

6x top global employer

orange™

Note: (1) a learner is an employee that has followed at least one learning module during a year

Network-native digital services company


CONSULTING
Cyberdefense
Cloud
Analytics & AI
Trusted data
Network
INTEGRATION & ORCHESTRATION

Creating positive impact


We turn data into ta-da!